Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and twelve months ended June 30, 2010

TABLE OF CONTENTS

INTRODUCTION	3
BUSINESS PROFILE AND STRATEGY	3
OVERALL FINANCIAL PERFORMANCE	5
FOURTH QUARTER AND YEAR-TO-DATE HIGHLIGHTS	5
INDUSTRY AND ECONOMIC REVIEW	7
SELECTED FINANCIAL INFORMATION	8
FINANCIAL ANALYSIS	8
BRANCH COUNT	8
REVENUE	10
SAME BRANCH REVENUES	11
BRANCH OPERATING INCOME AND OPERATING INCOME	11
EXPENSES (EXCLUDING RETENTION PAYMENTS, AMORTIZATION AND CLASS ACTION SETTLEMENTS)	12
RETENTION PAYMENTS	12
AMORTIZATION	13
INCOME TAXES	13
LIQUIDITY AND CAPITAL RESOURCES	13
RISK FACTORS AFFECTING PERFORMANCE	14
CONSUMER PROTECTION REGULATIONS	14
LEGAL PROCEEDINGS	14
THIRD PARTY LENDERS/RETENTION PAYMENTS	16
CHANGES IN ACCOUNTING POLICIES AND PRACTICES	17
GOODWILL AND INTANGIBLE ASSETS	17
BUSINESS COMBINATIONS	17
NON-CONTROLLING INTERESTS	17
CONSOLIDATED FINANCIAL STATEMENTS	18
FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT	18
EQUITY	18
COMPREHENSIVE REVALUATION OF ASSETS AND LIABILITIES	18
RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED	18
FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT	18
FINANCIAL INSTRUMENTS – DISCLOSURES	19
UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)	19
CONTROLS AND PROCEDURES	19
OUTSTANDING SHARE DATA	19
DIVIDENDS	19
SUMMARY OF QUARTERLY RESULTS	20
OTHER	20
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	20
NON-GAAP MEASURES	21
EBITA RECONCILIATION	22

INTRODUCTION

The following management’s discussion and analysis (MD&A) should be read in conjunction with The Cash Store Financial Services Inc.’s (Cash Store Financial or the Company) unaudited consolidated interim financial statements for the three and twelve months ended June 30, 2010, and the audited consolidated financial statements and MD&A for the year ended June 30, 2009, both of which are available at SEDAR (www.sedar.com) and the United Sates Securities and Exchange Commission (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accounting principles.

On April 28, 2010, our board of directors approved a change in our fiscal year end from June 30 to September 30.  The fiscal year end change will result in a 15 month reporting period from July 1, 2009, to September 30, 2010.

This MD&A is dated as of July 27, 2010.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people through our two branch banners: The Cash Store and Instaloans.  The Cash Store and Instaloans act as brokers to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at June 30, 2010, we owned and operated 525 branches in nine provinces, two territories and the United Kingdom.  We employed approximately 2,000 associates across Canada and the United Kingdom.  Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada that is publicly traded on the Toronto Stock Exchange. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as Canada’s provider of choice for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, term loans, and prepaid phone cards.

Cash Store Financial is strongly committed to the communities we serve.  As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute.  We have committed to raise $7.5 million. In recognition of this commitment, the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions from corporate citizens and individuals around the Edmonton market to the non-profit sector.

Cash Store Financial’s strategic priorities are:

Operational:

Operational strategic priorities can be broken down into four main strategic priorities that include:

1)	Maturation of branch network:

•	Continued focus on improving Branch Operating Income (BOI) margins for all our branches;

•
Developing a motivated, knowledgeable team of associates dedicated to serving our customers through an integrated communication and training strategy that includes Cash Store College and Cash Store TV;

•	Further integrating the marketing and training departments to achieve effective alignment with operations; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management.

2)	New branch openings:

•
Further expanding our leading position in the Canadian alternative financial services industry through aggressive organic growth into underserved communities or via the acquisition of existing operators at accretive EBITA multiples.

3)	Growing existing product lines:

•	Providing superior service and complementary products with further diversification of the revenue stream; and

4)	International expansion:

•	Further expanding network in the United Kingdom;

•	Leveraging approximately an 18% interest in The Cash Store Australia Holdings Inc. which owns and operates 61 branches in Australia; and

•
Leveraging approximately a 16% interest in RTF Financial Holdings Inc. which is in the business of short-term lending by utilizing highly automated mobile technology (SMS text message lending).  RTF Financial Holdings Inc. currently operates in Finland, Sweden, Denmark, the Netherlands, and the United Kingdom (UK) with expansion plans to other European countries.

Financial:

•	Maximizing shareholder value by growing our earnings per share;

•	Utilizing our strong balance sheet to capitalize on regulatory changes as they occur, namely, through reducing our cost of capital in regulated provinces;

•	Controlling or reducing costs through a strong focus on operational excellence and by taking advantage of our growing buying power; and

•	Accelerating profitability for our newer branches through enhanced branch opening processes and database driven direct mail programs.

OVERALL FINANCIAL PERFORMANCE

Fourth Quarter and Year-to-Date Highlights

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

Thousands of dollars, except for per share amounts	Three Months Ended		Twelve Months Ended
Consolidated results	June 30	June 30	June 30	June 30
	2010	2009	2010	2009

Branch operating income	$17,045	$14,803	$61,707	$54,607
Net income
Before class action expenses net of tax	5,544	4,422	20,705	19,350
Net income and comprehensive income	5,476	1,232	18,782	14,647
Earnings before interest, taxes, amortization and
class action expenses	10,425	8,893	39,883	35,493
Earnings before interest, taxes and amortization	10,325	3,893	36,968	28,583
Diluted earnings per share
Before class action expenses net of tax	0.32	0.26	1.20	1.07
Net income and comprehensive income	$0.31	$0.07	$1.09	$0.81

Net income for the fourth quarter, after removing class action settlement costs and related taxes was $5.5 million, compared to $4.4 million for the same quarter last year. Net income and comprehensive income for the fourth quarter was $5.5 million, compared to $1.2 million for the same quarter last year. For the twelve months ended June 30, 2010, net income after removing class action settlement costs and related taxes was $20.7 million, compared to $19.4 million in the same period last year. For the twelve months ended June 30, 2010, net income and comprehensive income was $18.8 million, compared to $14.6 million in the same period last year.  Diluted earnings per share, before class action settlements costs and related taxes, increased to $0.32 for the quarter compared to $0.26 in the same quarter last year and $1.20 for the twelve months ended June 30, 2010, compared to $1.07 for the twelve months ended June 30, 2009. Diluted earnings per share were $0.31 in the quarter and $1.09 for the twelve months ended June 30, 2010.

Fourth quarter and year-to-date earnings were higher as a result of:

•	Record revenues for the quarter and record revenue year-to-date related to the maturation of branches, increased same branch revenues, and the introduction of a new banking product;

•	Improved BOI margins over last quarter and record BOI year-to-date;

•	Increased loan volumes related to the maturing of branches, implementation of new regulatory frameworks, new branch openings and the acquisition of EZ cash; and

•	Record revenue from other services.

We achieved higher earnings, even after taking into consideration the following:

•	Reduced operating margins associated with broker fee rate compression experienced in the regulated provinces;

•	Short-term increases in salaries and benefits related to incentive programs designed to smooth the effect of regulations and facilitate new product growth;

•	One-time costs associated with our New York Stock Exchange (NYSE) listing; and

•	Increased costs associated with the start-up of operations in the UK.

EBITA adjusted to remove class action settlements was $10.4 million for the quarter compared to $8.9 million for the same quarter last year and was $39.9 million for the twelve months ended June 30, 2010, compared to $35.5 million for the same period last year.  The increase in the twelve months is due to increased revenues and BOI. Our EBITA for the fourth quarter was $10.3 million and a record $37.0 million for the twelve months ended June 30, 2010, compared to $3.9 million and $28.6 million for the same period last year.

The implementation of provincial industry rate regulations commenced in August 2009.  We have welcomed the new industry regulations that have provided long-term future stability and growth opportunities. We have successfully complied with the implementation of regulations in British Columbia, Alberta, Ontario and Nova Scotia, representing 81% of our branches.  With the implementation of regulations we have experienced a decrease in our margins as a result of lower rate caps and short-term incentive programs used to help through the transition. The decreased margins and increased expenses have been more than offset by the increases in loan volumes achieved through the maturing of branches, consolidations, and increased loan amounts within regulated provinces, increased branch counts, and increased revenues from other services.

We continue to view regulation as a positive for us and expect the benefits to accrue over the long-term. These are welcome developments that demonstrate to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry’s long-term stability has been secured.  We have accommodated regulation more effectively than some competitors and there has been industry consolidation as a result.  Regulation has positioned us to lend our own capital which we anticipate will result in improved margins in the future. We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, term loans and prepaid phone cards) increased to a record $12.0 million in the fourth quarter, up from $7.4 million in the same quarter last year.  Year-to-date, other revenue totaled $36.9 million, compared to $27.9 million for the twelve months ended June 30, 2009. We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products, and increasing the value generated from our existing suite of products.

Other revenues have increased significantly as a result of the introduction of new products and other product enhancements.

Management has established, as a strategic priority, the requirement to improve the revenue and earnings contributions from our lowest-performing branches. The effective execution of corporate-directed branch action plans has increased the number of profitable branches, and the earnings contribution from our lowest-performing branches.

Staff turnover remained consistent during the quarter. We believe the improvement in staff turnover was achieved through increased communications as a result of our Cash Store TV platform, increased training to associates through our Cash Store College platform, the completion of the 2010 President’s Tour, integrated market/sales training programs, and an innovative profit-sharing compensation program which ties associates’ performance to our strategic vision.

We are well positioned to fund future growth initiatives and working capital requirements with a cash position of $22.0 million and a positive working capital of $7.5 million as at June 30, 2010. During the first twelve months of our fiscal year, working capital decreased by $2.2 million from $9.7 million at June 30, 2009, given our growth initiatives, BC class actions payments acquisitions, and dividend payments. We continue our efforts to capitalize on our strong financial position to secure lower cost capital, which has been made possible as a result of a stable regulatory environment implemented within 81% of our current markets.

Industry and economic review

The provinces of British Columbia, Alberta, Ontario and Nova Scotia, within which 81% of our branches are situated, have implemented consumer protection measures for the payday loan industry, including rate caps.  The province of Saskatchewan is expected to implement a rate cap of $23 per hundred dollars during the fourth quarter of Calendar 2010.  Manitoba will implement a rate cap of $17 per hundred dollars on October 18, 2010. The Company is considering its response to the low Manitoba rate cap. The implementation of provincial consumer protection regulations has been a welcome development that demonstrates to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry’s long-term stability has been secured. The Company has accommodated regulation more effectively than some competitors, and there has been industry consolidation as a result. Regulation provides us the ability to lend our own capital, which we expect will lead to improved margins.   We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.  We continue to view regulation as a positive for the Company and expect benefits to accrue over the long-term.

SELECTED FINANCIAL INFORMATION

Thousands of dollars, except for per share amounts and branch figures	Three Months Ended	Twelve Months Ended
Consolidated results	June 30	June 30	June 30	June 30
2010	2009	2010	2009
No. of branches	Canada	523	424	523	424
United Kingdom	2	-	2	-
525	424	525	424
Revenue
Brokerage	$35,346	$32,380	$135,159	$122,572
Other income	12,016	7,351	36,885	27,933
47,362	39,731	172,044	150,505

Branch expenses
Salaries and benefits	13,695	11,068	48,567	40,634
Retention payments	5,833	4,600	21,233	17,988
Selling, general and adminstrative	4,361	4,027	17,135	17,326
Rent	3,780	2,987	13,648	11,300
Advertising and promotion	1,171	1,028	4,313	3,971
Amortization of capital assets	1,477	1,218	5,441	4,679
30,317	24,928	110,337	95,898
Branch operating income	17,045	14,803	61,707	54,607

Regional expenses	3,862	2,333	12,114	8,218
Corporate expenses	4,526	5,011	16,118	16,627
Other amortization	405	527	2,042	1,333
Income before income taxes and class action settlements	8,252	6,932	31,433	28,429
Class action settlements	100	5,000	2,915	6,910
EBITA *	10,325	3,893	36,968	28,583
Net income and comprehensive income	$5,476	$1,232	$18,782	$14,647
Weighted average number of shares
outstanding - basic	17,012	16,929	16,872	17,958
Basic earnings per share
Income before class action settlement costs	$0.33	$0.26	$1.23	$1.08
Net income and comprehensive income	$0.32	$0.07	$1.12	$0.82
Diluted earnings per share
Income before class action settlement costs	$0.32	$0.26	$1.20	$1.07
Net income and comprehensive income	$0.31	$0.07	$1.09	$0.81
Consolidated Balance Sheet Information
Working capital	$7,450	$9,667	$7,450	$9,667
Total assets	104,630	83,796	104,630	83,796
Total long-term liabilities	4,298	2,959	4,298	2,959
Total liabilities	27,638	17,944	27,638	17,944
Shareholders' equity	$76,992	$65,852	$76,992	$65,852
*EBITA – earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the fourth quarter ended June 30, 2010, compared to the same quarter last year and the first twelve months of fiscal 2010, compared to the same period last year.

Branch Count

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

At the end of the fourth quarter, a total of 525 branches were in operation including two in the UK.  This is an increase of 101 branches, compared to 424 branches (2009 - Canada - 424 and UK - nil) at the end of the same quarter last year. During the quarter, 37 new branches were added and one branch was consolidated with a nearby branch.  Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved.

Consistent with our growth strategy, we increased by 36 new branches over the quarter as compared to one in the same quarter last year. We consolidated one underperforming branch in the quarter compared to two consolidations in the same quarter last year.  For the twelve months, we consolidated five branches compared to nine branches in the same period last year. Branch performance continues to be monitored, and consolidations will occur when efficiencies can be achieved. We anticipate adding 18 to 20 branches over the next quarter in Canada and anticipate expansion of eight to ten branches through fiscal 2011 in the UK.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms and favorable market rates.

Revenue

Revenue increased 19.2%, in a stable and effective regulatory environment, to a record $47.4 million from $39.7 million in the same quarter last year.  The higher revenue reflects an increase in both brokerage fees and other services.  The growth in both areas of revenue is due to:

•	101 additional branches;

•	The maturing of existing branches;

•	Positive contributions from our new product initiatives, including bank accounts, which resulted in record revenue from other sources; and

•
Increased same branch revenues as a result of record other revenues. The most significant impact was the introduction of bank accounts. Also same branch revenue, as it relates to the brokering of loans, remained consistent as a result of brokerage fee rate compression in regulated provinces offset by higher loan volumes.

Year-to-date revenues were a record $172.0 million, up 14.3% compared to $150.5 million for the twelve months ended June 30, 2009.

The table below illustrates consistent growth in a majority of branch age categories contributing to the overall growth in revenue.

(Thousands of dollars, except branch figures)		Revenues			Average Revenue per Branch per Month
Year Opened	Number of Branches	Q4 2010	Q4 2009	% Change	Q4 2010	Q4 2009
2001*	94	$ 9,969	$ 10,004	0%	$ 35	$ 35
2002	13	1,904	1,788	6%	49	46
2003	35	4,224	4,100	3%	40	39
2004	52	5,730	5,328	8%	37	34
2005	66	6,746	6,333	7%	34	32
2006	53	5,112	4,926	4%	32	31
2007**	37	2,819	1,895	49%	25	17
2008	35	2,949	2,670	10%	28	25
2009	48	3,060	1,993	54%	21	14
2010	92	4,612	-	100%	17	-
	525	47,125	39,037	21%	$ 30	$ 25
Consolidation of branches		13	183
Other		224	511
Continuing operations		$ 47,362	$ 39,731
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010, they have been assumed on average to be operating since 2007.

The following table depicts the split between brokerage fees and other revenues:

(thousand of dollars)	Three months ended		Twelve months ended
	June	June	June	June
	2010	2009	2010	2009
Revenues
Brokerage fees	$35,346	$32,380	$135,159	$122,572
Other	12,005	7,320	36,842	27,681
	47,351	39,700	172,001	150,253
Interest income	11	31	43	252
	$47,362	$39,731	$172,044	$150,505

Broker fees for the fourth quarter increased to a record $35.3 million, up 9.2% from $32.4 million in the same quarter last year as a direct result of improved loan volumes; 101 additional branches; the maturing of existing branches; and the increased focus on growth through the establishment and communication of higher expectations at all levels, improved staff retention, increased marketing initiatives, and more effective compensation structures.  Year-to-date, broker fees were a record $135.2 million, compared to $122.6 million for the twelve months ended June 30, 2009.

Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, term loans and prepaid phone cards) increased 63.5% to a record $12.0 million or 25.4% of revenue, up from $7.4 million or 18.4% of revenue in the same quarter last year.  Other revenues have increased significantly as a result of the introduction of new products and other product enhancements. These new products and enhancements are part of our long term strategy to diversify revenue streams through providing our customers with a broader suite of financial services and products.

Year-to-date, other revenue was up 32.0%, to a record $36.9 million or 21.4% of revenue, compared to $27.9 million or 18.4% of revenues for the twelve months ended June 30, 2009. We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products and increasing the value generated from our existing suite of products.

Loans brokered in the fourth quarter were $174.9 million and averaged $461 per loan, compared to $156.8 million and an average of $445 per loan in the same quarter last year.  Year-to-date, we brokered $663.2 million in loans at an average amount of $468 per loan, compared to $594.2 million in loans at an average amount of $456 for the twelve months ended June 30, 2009.

Same Branch Revenues

Same branch revenues for the 417 locations open since the beginning of the fourth quarter of fiscal 2009 increased by 6.7% compared to the same quarter last year, with same branch revenues averaging $99,800 in the fourth quarter compared to $93,600 in the fourth quarter of the previous year. Same branch revenues for the 371 locations open since the beginning of the first quarter of fiscal 2009 increased by 4.9% compared to the same period last year, with same branch revenues averaging $403,000 year-to-date compared to $384,200 in the same period last year.  Same branch revenues increased as a result of record other revenues. The most significantly impact was the introduction of bank accounts. Also, same branch revenue, as it relates to the brokering of loans, remained consistent as a result of brokerage fee rate compression in regulated provinces offset by higher loan volumes. We believe the long-term effects of a stable and effective regulatory environment will be positive for us.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income and Operating Income

Branch operating income for the quarter was $17.0 million (36.0% of revenue) compared to $14.8 million (37.3% of revenue) in the fourth quarter of last year.  Year-to-date, branch operating income was a record $61.7 million (35.9% of revenue), compared to $54.6 million (36.3% of revenue) for the same period last year.

Branch operating income was down as a percentage of revenue as a result of a decrease in our margins given lower rate caps, short-term incentive programs used to help through the transition to regulations, and increased expenses due to the opening of 101 new branches and retention payments. The decreased margins and increased expenses have been offset by the increases in loan volumes achieved through the maturing of branches; consolidations, and increased loan amounts within regulated provinces, increased branch counts, and record revenues from other services. Branch operating income, by maturity level, is outlined below:

(Thousands of dollars, except branch figures)		BOI (Loss)		BOI % of Revenues
Year Opened	Number of Branches	Q4 2010	Q4 2009	Q4 2010	Q4 2009
2001*	94	$ 4,207	$ 4,278	42.2%	42.8%
2002	13	912	778	47.9%	43.5%
2003	35	1,942	1,807	46.0%	44.1%
2004	52	2,429	2,301	42.4%	43.2%
2005	66	2,669	2,487	39.6%	39.3%
2006	53	1,968	1,772	38.5%	36.0%
2007**	37	1,198	618	42.5%	32.6%
2008	35	1,211	943	41.1%	35.3%
2009	48	579	(236)	18.9%	-11.8%
2010	92	(236)	-	-5.1%	-
	525	16,879	14,748
Branches not yet open		(39)	(23)
Consolidation of branches		(19)	(56)
Other		224	134
Branch Operating Income		$ 17,045	$ 14,803
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010, they have been assumed on average to be operating since 2007.

Operating income, after removal of non-recurring class action settlement effects, for the quarter was $8.3 million (17.4% of revenue) compared to $6.9 million (17.5% of revenue) in the fourth quarter of last year. Year-to-date, operating income was $31.4 million (18.3% of revenue) compared to $28.4 million (18.9% of revenue) for the same period last year.

Expenses (excluding retention payments, amortization and class action settlements)

Expenses for the fourth quarter totalled $31.4 million, an increase from $26.5 million in the same quarter last year. Year-to-date, expenses have increased to $111.9 million, compared to $98.1 million for the same period last year. The increase is primarily due to the addition of 101 new branches, increased bonuses related to higher profitability, short-term incentive programs used to help through the transition to regulations, introduction of new products, an increase in marketing, and regional and corporate infrastructure costs as well as one-time costs associated with the start-up in the UK and the listing on the NYSE.

Retention Payments

Third-party lender retention payments for the fourth quarter totalled $5.8 million (3.3% of loans brokered), compared to $4.6 million (2.9% of loans brokered) in the same quarter last year.  As a percentage of revenue, retention payments have increased to 12.3% in the fourth quarter of 2010, compared to 11.6% in the fourth quarter of 2009.  Year-to-date, retention payments totalled $21.2 million (3.2% of loans brokered), compared to $18.0 million (3.0% of loans brokered) in the twelve months ended June 30, 2009. As a percentage of revenue, retention payments have increased slightly to 12.3% for the twelve months ended June 30, 2010, compared to 12.0% in the same period last year. The increases as a percentage of revenue and loans brokered are as a result of external collection agencies not meeting expectations.

Amortization

Amortization of capital and intangible assets for the quarter totalled $1.9 million, compared to $1.7 million in the fourth quarter last year. The increase is the result of the addition of 101 new branches and a large scale refresh program for our mature branches.  Year-to-date, amortization of capital and intangible assets was $7.5 million, compared to $6.0 million for the twelve months ended June 30, 2009. The increase reflects the addition of 101 new branches and a large scale refresh program for our mature branches.

Income Taxes

Our effective tax rate was 32.8% in the fourth quarter, compared to 36.2% for the fourth quarter last year. Year-to-date, our effective tax rate was 34.1%, compared to 31.9% for the twelve months ended June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Our cash increased to $22.0 million in the fourth quarter, compared to $18.5 million at June 30, 2009. Significant items impacting cash in the fourth quarter and year-to-date included:

•	BC Class action payments of $6.5 million during the year;

•	Cash generated from operating activities, before non-cash operating items, of $8.3 million during the quarter and $29.2 million year-to-date;

•	Capital and intangible asset expenditures of $5.0 million during the quarter and $16.3 million year-to-date;

•	Acquisition of EZ Cash for $4.5 million in the quarter and Affordable Payday Loans during the year for total of $5.3 million year-to-date;

•	Increase in accounts payable and accrued liabilities of $5.5 million for the quarter and $3.1 million for the year;

•	Dividend payments of $1.7 million during the quarter and $7.4 million year-to-date;

•	The repurchase of our shares, year-to-date, in the amount of $3.3 million pursuant to a normal course issuer bid;

•	Issuance of commons shares for proceeds from exercised options of $380,000 during the quarter and $2.3 million year-to-date; and

•	Investment in RTF Financial Holdings Inc. of $360,000, total year to date.

At the end of the fourth quarter, our working capital position totaled $7.5 million.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (AIF).  As a company, we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

Cash Store Financial’s business is subject to various federal and provincial laws and regulations, including federal interest rate laws and the various provincial consumer protection laws and regulations. The laws and regulations are subject to change and could impose unforeseen costs or limitations on the way we conduct or expand our business.

The provinces of British Columbia, Alberta, Ontario and Nova Scotia, within which 81% of our branches are situated, have implemented consumer protection measures for the payday loan industry, including rate caps.  The province of Saskatchewan is expected to implement a rate cap of $23 per hundred dollars during the fourth quarter of Calendar 2010.  Manitoba will implement a rate cap of $17 per hundred dollars on October 18, 2010. The Company is considering its response to the low Manitoba rate cap. The implementation of provincial consumer protection regulations has been a welcome development that demonstrates to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry’s long-term stability has been secured. The Company has accommodated regulation more effectively than some competitors, and there has been industry consolidation as a result. Regulation provides us the ability to lend our own capital, which we expect will lead to improved margins.   We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.  We continue to view regulation as a positive for the Company and expect benefits to accrue over the long-term.

Cash Store Financial has been, and continues to be, a long-standing advocate of improved consumer protection measures for the payday loan industry.  Our long-term strategy has been predicated on the belief that regulatory certainty will have a positive impact on operations.  We have aggressively built our network of retail branches on this basis.

Legal Proceedings

Ontario and the rest of Canada, with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges, including interest, broker fees and card fees charged, was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between us and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, we are to pay to the class a minimum of $750,000 and a maximum of $1.5 million in cash and a minimum of $750,000 and a maximum of $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $2.0 million has been recorded to cover the estimated costs of the settlement, including legal fees and other costs.   In addition, we paid the legal fees and costs of the class.  On August 6, 2009, the claims process was concluded and we issued $750,000 in vouchers and $750,000 in cheques to the class members as full and final satisfaction of all claims. As at June 30, 2010, the remaining accrual is $56,000.

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim.  On March 18, 2008, another action, the “Related Actions”, commenced in the Supreme Court of British Columbia by David Wournell and others, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at June 30, 2010, the remaining accrual is $2.0 million.

Under the terms of the court approved settlement, we are to pay to the eligible class members, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria, a maximum estimated amount, as at this date, of $9.4 million in cash and $9.4 million in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision of $7.7 million, to date, has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required.  Such costs, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of Class Members who may advance a claim under the settlement.

Alberta

We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable.

Other

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

We do not presently fund any short-term advances; all funding is currently provided by independent third party lenders. As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Cash Store Financial’s Board of Directors approved a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (Section 3064) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets.  The Company has evaluated the impact of adopting this standard on our consolidated financial statements, and has reclassified capitalized software costs in the amount of $4,186 from capital assets to intangible assets. These amendments have been adopted by the Company commencing July 1, 2009, and have been applied retroactively resulting in $3,161 of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009, balance sheet, as well as $40 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the three months ended June 30, 2009, and $149 for the twelve months ended June 30, 2009.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, and that restructuring charges will be expensed in the periods after the acquisition date and non-controlling interests will be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011, and earlier adoption is permitted. We have adopted this standard commencing in the year ended September 30, 2010, and will not apply it retrospectively. The adoption of this standard has not had a significant impact on these consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending September 30, 2010, and will not apply it retrospectively.  The adoption of this standard has not had a significant impact on our consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. The Company has adopted this standard commencing in the year ending September 30, 2010, and will not apply it retrospectively.  The adoption of this standard has not had a significant impact on our consolidated financial statements.

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009, for the amendments relating to the effective interest method. The adoption this standard has not had a significant impact on our consolidated financial statements.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”.  The amendments apply only to entities that have adopted Section 1602.  The adoption of this standard has not had a significant impact on our consolidated financial statements.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest” in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted provided that Section 1582 is also adopted. The Company has adopted this standard commencing in the year ending September 30, 2010, and will not apply it retrospectively. The adoption this standard has not had a significant impact on our consolidated financial statements.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We are currently evaluating the impact of this amendment.

Financial Instruments - Disclosures

In June 2009, the CICA amended Handbook Section 3862, "Financial Instruments - Disclosures", to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2010. We are currently evaluating the impact of the amendment to the standard.

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the entity was to adopt United States Generally Accepted Accounting Principles (U.S. GAAP) on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending September 30, 2012. Beginning with the three month period ending December 31, 2011, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the three month period ending December 31, 2010.

The Company has completed a gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP, and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This analysis will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist. The Company is also closely monitoring standard setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

CONTROLS AND PROCEDURES

Management has evaluated whether there were changes in our internal financial reporting controls during the most recent interim period, ended June 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. No such changes were identified.

OUTSTANDING SHARE DATA

As at July 27, 2010, we had 17,066,328 common shares outstanding.  There were also options to purchase 1,040,388 common shares, which if exercised, would provide us with proceeds of approximately $8.3 million.

DIVIDENDS

Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, $1.7 million in the fourth quarter of fiscal 2010, and $7.4 million in the first twelve months of fiscal 2010. On July 27, 2010, we declared a quarterly dividend of $0.10 per common share, up $0.035 or 54% from the same quarter last year. The dividend is payable on August 26, 2010, to shareholders of record on August 11, 2010.

Our current dividend policy is to declare and pay quarterly cash dividends at the discretion of the Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year’s net income.  Our dividend policy and practice will be reviewed from time to time in the context of our earnings, financial condition, the need to retain earnings to fund future growth of our business, and other relevant factors. The declaration of a dividend will always be at the discretion of the Board of Directors.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on growth compared to prior quarters, with an equal emphasis on management programs for underperforming branches.

(thousands of dollars, except for per share amounts and branch figures)		2010					2009
		Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
No. of branches	Canada	523	489	469	451	424	423	415	391
	United Kingdom	2	-	-	-	-	-	-	-
		525	489	469	451	424	423	415	391

Brokerage		$35,346	$31,440	$34,332	$34,041	$32,380	$29,519	$30,276	$30,397
Other income		12,016	9,317	7,954	7,598	7,351	6,787	6,774	7,021
		47,362	40,757	42,286	41,639	39,731	36,306	37,050	37,418
Branch expenses
Salaries and benefits		13,695	12,206	11,694	10,972	11,068	10,249	9,801	9,516
Retention payments		5,833	5,300	5,000	5,100	4,600	4,537	4,600	4,251
Selling, general and administrative		4,361	4,248	4,114	4,412	4,027	4,752	4,318	4,229
Rent		3,780	3,479	3,307	3,082	2,987	2,956	2,671	2,686
Advertising and promotion		1,171	1,023	1,060	1,059	1,028	942	1,005	996
Amortization of capital assets		1,477	1,374	1,334	1,256	1,218	1,211	1,141	1,109
		30,317	27,630	26,509	25,881	24,928	24,647	23,536	22,787
Branch operating income		17,045	13,127	15,777	15,758	14,803	11,659	13,514	14,631
Regional expenses		3,862	3,045	2,850	2,357	2,333	2,140	2,024	1,721
Corporate expenses		4,526	3,700	3,751	4,141	5,011	4,523	3,688	3,405
Other amortization		405	279	787	571	527	311	282	213
Net income before income taxes and class action settlements		8,252	6,103	8,389	8,689	6,932	4,685	7,520	9,292
Class action settlements		100	2,715	100	-	5,000	-	1,910	-
EBITA		10,325	5,275	10,643	10,725	3,893	6,460	7,302	10,928
Net income and comprehensive income		$5,476	$2,199	$5,467	$5,640	$1,232	$3,067	$4,292	$6,056
Basic earnings per share
Net income and comprehensive income		$0.32	$0.13	$0.33	$0.34	$0.07	$0.18	$0.25	$0.32
Diluted earnings per share
Net income and comprehensive income		$0.31	$0.13	$0.32	$0.33	$0.07	$0.18	$0.24	$0.32
*EBITA – earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

OTHER

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Amortization of Capital and Intangible Assets’ (EBITA) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “Branch operating income” (BOI) is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

EBITA Reconciliation

(thousands of dollars)		2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Consolidated Results
Net income and comprehensive income	$5,476	$2,199	$5,467	$5,640	$1,232	$3,067	$4,292	$6,056
Interest	44	29	29	27	42	12	9	12
Income tax	2,676	1,190	2,822	3,048	700	1,618	1,316	3,238
Stock-based compensation	247	205	204	182	174	240	264	299
Amortization of capital and intangible assets	1,882	1,652	2,121	1,828	1,745	1,523	1,421	1,323
EBITA	$10,325	$5,275	$10,643	$10,725	$3,893	$6,460	$7,302	$10,928
EBITA adjusted for class action settlements	$10,425	$7,990	$10,743	$10,725	$8,893	$6,460	$9,212	$10,928